50
3/4/03

RECEIVED
FEB 28 2003
SEC MAIL PROCESSING SECTION
WASH, D.C.
207

03002371

[redacted]TES
[redacted]GE COMMISSION
Washington, D.C. 20549

VF 3-3-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WILLIAMS TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

860 CANAL STREET, 3RD FLOOR
(No. and Street)

STAMFORD (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID B. WILLIAMS 203-353-7600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS (Address) NEW YORK, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 13 2003

OATH OR AFFIRMATION

I, DAVID B. WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLIAMS TRADING, LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER PARSON LAUBER
NOTARY PUBLIC, State of New York
Reg. No. 01PS6032852
Qualified in New York County
Commission Expires ~~Nov.~~ Jan. 8, 2006

Notary Public

Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Williams Trading, LLC

Statement of Financial Condition
As of December 31, 2002

Williams Trading, LLC
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Member of
Williams Trading, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Williams Trading, LLC (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 24, 2003

PricewaterhouseCoopers LLP

Williams Trading, LLC
Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 423,420
Investments	
Common stock pledged, at market value	895,563
Other investments, at estimated fair value	250,000
Receivable from broker	3,481,180
Commissions receivable	346,582
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $696,757	1,902,580
Other assets	273,499
Total assets	$ 7,572,824
Liabilities and Member's Equity	
Accrued expenses and other liabilities	$ 1,712,157
Common stock sold short, at fair value	300,725
Total liabilities	2,012,882
Members' equity	5,559,942
Total liabilities and member's equity	$ 7,572,824

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Williams Trading, LLC (the "Company") is a New York limited liability company which was formed in July 1997 and commenced operations in March 1998 when the Company was approved as a broker/dealer. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company executes trades with or on behalf of, and earns commissions from, managers of private investment funds ("Clients"). At December 31, 2002, the Company had 95 Clients, of which eight account for approximately 50% of the Company's commissions earned for the year ended December 31, 2002. The Company also conducts trading activity for its own account.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

Effective July 1, 2002, the managing member (the "Member") purchased the interests of the other members. Accordingly, as of December 31, 2002 and for the period July 1, 2002 through December 31, 2002, the Company was wholly-owned by the Member.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents.

Investments and related income

Common stock owned and common stock sold, but not yet purchased are reported at quoted market value with the resulting unrealized gains and losses reflected in income. Other investments, which consist of equity in two private companies ($250,000), are valued at fair value as determined in good faith by the Member. Because of the inherent uncertainty of valuation for these investments, the estimated value may differ significantly from the value that would have been used had a ready market existed for such investments, and the difference could be material.

Purchases and sales of securities and related revenues and expenses are recorded on a trade date basis. All securities transactions are cleared through a clearing broker.

Securities which can be sold or rehypothecated by the clearing broker are reclassified as common stock pledged.

Fixed assets

Depreciation and amortization of furniture, computer and trading equipment, and leasehold improvements is provided on the straight line basis over a period of five to ten years.

At December 31, 2002, fixed assets primarily consists of computer and trading equipment, furniture, leasehold improvements, and telecommunications and other equipment which total $420,592, $244,332, $720,742 and $516,914, respectively.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

3. Commitments

The Company has obligations under two lease agreements for office space which expires on November 30, 2005 and November 19, 2012, respectively, and provides for minimum rental payments of the following amounts:

Year Ended December 31,	Future Minimum Payments
2003	$ 918,733
2004	926,383
2005	926,383
2006	335,783
2007	366,268
Thereafter	1,907,879
	$ 5,381,429

The lease contains provisions for rent escalation based on costs incurred by the lessor.

The Company has entered into partial sub-lease arrangements for a portion of their two office space locations including an arrangement with an affiliate.

Effective May 16, 2002, the Company entered into a settlement agreement with one of the Company's former members that stipulated that 10% of the net income earned by the Company for the period May 16, 2002 through April 10, 2007 will be paid to the former member on a quarterly basis.

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of $100,000 or 6-2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2002, the Company had net capital of $2,985,707, which was in excess of its statutory requirement by $2,871,564.

5. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations.

The clearing operation for securities transactions are provided by one broker. This broker is a member of major securities exchanges. At December 31, 2002, all of the common stock owned

and the amounts due from broker reflected in the statement of financial condition are positions held by, and amounts due from, such broker. The Company is subject to credit risk should this broker be unable to fulfill its obligations to return the Company's securities or repay amounts owed. Substantially all of the Company's receivable from broker relates to cash balances on deposit and $127,183 required by the clearing broker to be maintained on deposit.

Common stock sold, but not yet purchased represent obligations of the Company to deliver the specific security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss. As part of its trading strategy the Company uses derivative financial instruments. Credit risk and market risk exist with respect to these instruments. At December 31, 2002, the Company did not have any open option contracts.

The Company clears all of its securities transactions through the clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

In the normal course of business, the Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of these brokers and dealers to pay for or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at the prevailing market prices. However, the Company mitigates risk by dealing with large New York Stock Exchange or National Association of Securities Dealers member firms and through a variety of reporting and control procedures.

6. Retirement Plan

The Company maintains a 401(k) plan for the benefit of all eligible employees. Eligible employees may make voluntary contributions which cannot exceed $11,000 per annum. Company contributions to the plan are at the discretion of management. The Company contributed approximately $635,029 to the plan during the year and has a liability to the plan of $333,250 as of December 31, 2002.

7. **Related Party Transactions**

On July 1, 2002, the Company commenced a branch operation in California, referred to as Williams Trading West ("WTW"). For the period July 1, 2002 through December 31, 2002, WTW utilized the services and relationships of the Company acting as broker to allow WTW to perform brokerage services for the execution of securities transactions for selected high net worth individuals and institutional clients. As of December 31, 2002, the Company has a payable to WTW of $276,760 related to commissions earned by WTW. Effective February 7, 2003, WTW was approved as a broker-dealer operating under the name Baypoint Trading, LLC. Accordingly, subsequent to February 7, 2003, WTW ceased operating as a branch of the Company. In exchange for its services provided to WTW, the Company has been granted a 8% profit interest in Baypoint Trading, LLC subsequent to year end.